As filed with the Securities and Exchange Commission on March 23, 2012
Securities Act Registration No. 333-178516
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☑ Post-Effective Amendment No. 2
Horizon Technology Finance Corporation
(Exact name of Registrant as specified in its charter)
312 Farmington Avenue
Farmington, Connecticut 06032
(Address of Principal Executive Offices)

(860) 676-8654
(Registrant’s Telephone Number, Including Area Code)

Robert D. Pomeroy, Jr.
Chief Executive Officer
Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032
(Name and Address of Agent for Service)

Copies to:
Stephen C. Mahon, Esq.
Toby D. Merchant, Esq.
Squire Sanders (US) LLP
221 East Fourth Street, Suite 2900
Cincinnati, Ohio 45202
(513) 361-1200
(513) 361-1201 – Facsimile

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
From time to time after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☑

Explanatory Note

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-178516) of Horizon Technology Finance Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1. Financial Statements

The following financial statements of Horizon Technology Finance Corporation (the “Registrant” or the “Company”) are included in Part A of this registration statement (this “Registration Statement):

Page

UNAUDITED FINANCIAL STATEMENTS
Consolidated Statements of Assets and Liabilities as of September 30, 2011 and December 31, 2010 (unaudited)	F-2
Consolidated Statements of Operations for the three and nine months ended September 30, 2011 and 2010 (unaudited)	F-3
Consolidated Statements of Changes in Net Assets for the nine months ended September 30, 2011 and 2010 (unaudited)	F-4
Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010 (unaudited)	F-5
Consolidated Schedules of Investments as of September 30, 2011 and December 31, 2010 (unaudited)	F-6
Notes to the Consolidated Financial Statements (unaudited)	F-12
AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-28
Consolidated Statements of Assets and Liabilities as of December 31, 2010 and 2009	F-29
Consolidated Statements of Operations for the Period from October 29, 2010 to December 31, 2010, the Period from January 1, 2010 to October 28, 2010, the Year Ended December 31, 2009, and the Period from March 4, 2008 (Inception) to December 31, 2008
F-30
Consolidated Statements of Changes in Net Assets for the Period from October 29, 2010 to December 31, 2010, the Period from January 1, 2010 to October 28, 2010, the Year Ended December 31, 2009, and the Period from March 4, 2008 (Inception) to December 31, 2008
F-31
Consolidated Statements of Cash Flows for the Period from October 29, 2010 to December 31, 2010, the Period from January 1, 2010 to October 28, 2010, the Year Ended December 31, 2009, and the Period from March 4, 2008 (Inception) to December 31, 2008
F-32
Consolidated Schedules of Investments as of December 31, 2010 and 2009	F-33
Notes to the Consolidated Financial Statements	F-39

2.	Exhibits

Exhibit No.	Description

(a)	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit(a) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(b)	Amended and Restated Bylaws (Incorporated by reference to Exhibit(b) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(d)(1)	Form of Stock Certificate (Incorporated by reference to Exhibit(d) of the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 19, 2010)
(d)(2)	Form of Certificate of Designation for Preferred Stock (Incorporated by reference to Exhibit (d)(2) of the Company’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(d)(3)	Form of Subscription Certificate (Incorporated by reference to Exhibit (d)(3) of the Company’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)

Exhibit No.	Description

(d)(4)	Form of Indenture (Incorporated by reference to Exhibit (d)(4) of the Company’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(d)(5)	Form of Subscription Agent Agreement (Incorporated by reference to Exhibit (d)(5) of the Company’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(d)(6)	Form of Warrant Agreement (Incorporated by reference to Exhibit (d)(6) of the Company’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(d)(7)	Indenture, dated as of March 23, 2012, between the Company and U.S. Bank National Association.*
(d)(8)	First Supplemental Indenture, dated as of March 23, 2012, between the Company and U.S. Bank National Association*
(d)(9)	Form of 7.375% Senior Notes due 2019 (included as part of Exhibit (d)(8))
(e)	Form of Dividend Reinvestment Plan (Incorporated by reference to Exhibit(e) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(f)(1)	Credit and Security Agreement by and among Horizon Credit I LLC, WestLB AG, New York Branch, U.S. Bank National Association, as custodian and paying agent, and WestLB AG, New York Branch, as agent, dated as of March 4, 2008 (Incorporated by reference to Exhibit(f)(1) of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-165570, filed on June 4, 2010)
(f)(2)	First Amendment of Transaction Documents by and among Horizon Credit I LLC, WestLB AG, New York Branch, U.S. Bank National Association, as custodian and paying agent, WestLB AG, New York Branch, as agent, Horizon Technology Finance Management LLC, and Lyon Financial Services, Inc., dated as of September 30, 2008 (Incorporated by reference to Exhibit(f)(2) of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-165570, filed on June 4, 2010)
(f)(3)	Second Amendment of Transaction Documents by and among Horizon Credit I LLC, WestLB AG, New York Branch, as the lender and agent, and U.S. Bank National Association, as custodian, dated as of October 7, 2008 (Incorporated by reference to Exhibit(f)(3) of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-165570, filed on June 4, 2010)
(f)(4)	Third Amendment of Transaction Documents by and among Horizon Credit I LLC, Compass Horizon Funding Company LLC, WestLB AG, New York Branch, as the lender and agent, and U.S. Bank National Association, as custodian, dated as of June 25, 2010 (Incorporated by reference to Exhibit(f)(4) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(f)(5)	Sale and Contribution Agreement by and between Compass Horizon Funding Company LLC and Horizon Credit I LLC, dated as of March 4, 2008 (Incorporated by reference to Exhibit(f)(5) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(f)(6)	Loan and Security Agreement by and among Horizon Credit II LLC and Wells Fargo Capital Finance, LLC, as arranger and administrative agent, dated as of July 14, 2011 (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on July 18, 2011)
(f)(7)	Sale and Servicing Agreement by and among Horizon Credit II LLC, Horizon Technology Finance Management LLC, U.S. Bank National Association, Wells Fargo Capital Finance, LLC and the Company dated as of July 14, 2011 (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on July 18, 2011)
(g)	Form of Investment Management Agreement (Incorporated by reference to Exhibit(g) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(h)(1)	Form of Underwriting Agreement for equity securities (Incorporated by reference to Exhibit (h)(1) of the Company’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(h)(2)	Form of Underwriting Agreement for debt securities (Incorporated by reference to Exhibit (h)(2) of the Company’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(j)	Form of Custody Agreement (Incorporated by reference to Exhibit(j) of the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 19, 2010)
(k)(1)	Form of Administration Agreement (Incorporated by reference to Exhibit(k)(1) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(k)(2)	Form of Trademark License Agreement by and between the Company and Horizon Technology Finance, LLC (Incorporated by reference to Exhibit(k)(2) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)

Exhibit No.	Description

(k)(3)	Form of Registration Rights Agreement among Compass Horizon Partners, LP, HTF-CHF Holdings LLC and the Company (Incorporated by reference to Exhibit(k)(3) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 3330-165570, filed on July 2, 2010)
(k)(4)	Form of Exchange Agreement by and among Compass Horizon Partners, LP, HTF-CHF Holdings LLC, Compass Horizon Funding Company LLC and the Company (Incorporated by reference to Exhibit(k)(4) of the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-165570, filed July 19, 2010)
(l)(1)	Opinion and Consent of Squire Sanders (US) LLP, counsel to the Company (Incorporated by reference to Exhibit (l) of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-178516, filed on January 24, 2012)
(l)(2)	Opinion and Consent of Squire Sanders (US) LLP*
(n)	Consent of Independent Registered Public Accounting Firm (Incorporated by reference to Exhibit (n) of the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-178516, filed on March 14, 2012)
(r)(1)	Code of Ethics of the Company (Incorporated by reference to Exhibit(r)(1) of the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 19, 2010)
(r)(2)	Code of Ethics and Personal Trading Policy of the Advisor (Incorporated by reference to Exhibit(r)(2) of the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 19, 2010)
(s)(1)	Form of prospectus supplement for Common Stock Offerings (Incorporated by reference to Exhibit (s)(1) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-178516, filed on February 6, 2012)
(s)(2)	Form of prospectus supplement for Preferred Stock Offerings (Incorporated by reference to Exhibit (s)(2) of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-178516, filed on January 24, 2012)
(s)(3)	Form of prospectus supplement for Subscription Rights Offerings (Incorporated by reference to Exhibit (s)(3) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-178516, filed on February 6, 2012)
(s)(4)	Form of prospectus supplement for Debt Securities Offerings (Incorporated by reference to Exhibit (s)(4) of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-178516, filed on January 24, 2012)
(s)(5)	Form of prospectus supplement for Warrant Offerings (Incorporated by reference to Exhibit (s)(5) of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-178516, filed on February 6, 2012)

*	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fee	$31,076
FINRA filing fee	$27,616
NASDAQ listing fee	$130,000	*
Printing expenses	$215,000	*
Accounting fees and expenses	$200,000	*
Legal fees and expenses	$500,000	*
Miscellaneous fees and expenses	10,000	*

Total	$1,113,692	*

*	Estimated for filing purposes.

All of the expenses set forth above shall be borne by the Registrant. However, underwriting discounts and commissions with respect to the Selling Stockholder Shares will be borne by any selling stockholders.

Item 28.	Persons Controlled by or Under Common Control

•	Compass Horizon Funding Company LLC, a Delaware limited liability company and wholly-owned subsidiary of the Registrant

•	Horizon Credit I LLC, a Delaware limited liability company and wholly-owned subsidiary of Compass Horizon Funding Company LLC, which is a wholly-owned subsidiary of the Registrant

•	Horizon Credit II LLC, a Delaware limited liability company and wholly-owned subsidiary of the Registrant

•	Longview SBIC GP LLC, a Delaware limited liability company and wholly-owned subsidiary of the Registrant

•	Longview SBIC LP, a Delaware limited partnership and wholly-owned subsidiary of the Registrant

All subsidiaries listed above are included in the Registrant’s consolidated financial statements as of September 30, 2011 and December 31, 2010.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Company’s common stock as of February 3, 2012:

Title of Class	Number of Record Holders

Common Stock, $0.001 par value	4

Item 30.	Indemnification

The information contained under the heading “Description of Common Stock That We May Issue — Limitations of liability and indemnification” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The investment management agreement (the “Investment Management Agreement”) provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Horizon Technology Finance Management LLC (the “Advisor”) and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Advisor’s services under the Investment Management Agreement or otherwise as an investment adviser of the Registrant.

The administration agreement (the “Administration Agreement”) provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Horizon Technology Finance Management LLC (in such capacity, the “Administrator”) and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.

Each of the underwriting agreement relating to equity securities and the underwriting agreement relating to debt securities (each, an “Underwriting Agreement”) provides that each of the Registrant, the Advisor and the Administrator jointly and severally agrees to indemnify and hold harmless the underwriters listed on Schedule A to the applicable Underwriting Agreement (each an “Underwriter”), its affiliates, as such term is defined in Rule 501(b) under the Securities Act, its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), against specified liabilities for actions taken in their capacity as such, including liabilities under the Securities Act. The Underwriting Agreement also provides that each Underwriter severally agrees to indemnify and hold harmless the Registrant, its directors, its officers, each person, if any, who controls the Registrant, the Advisor or the Administrator within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, the Advisor and the Administrator against specified liabilities for actions taken in their capacity as such.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31.	Business and Other Connections of Investment Advisor

A description of any other business, profession, vocation or employment of a substantial nature in which our Advisor and each managing director, director or executive officer of our Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Our Advisor.” Additional information regarding our Advisor and its executive officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-71141), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Horizon Technology Finance Corporation, 312 Farmington Avenue, Farmington, Connecticut 06032;

(2)	the Transfer Agent, BNY Mellon Shareowner Services, Newport Office Center VII, 480 Washington Boulevard, Jersey City, New Jersey 07310;

(3)	the Custodian, Bank of America, N.A., 100 West 33rd Street, New York, New York 1001; and

(4)	the Advisor, Horizon Technology Finance Management LLC, 312 Farmington Avenue, Farmington, Connecticut 06032.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

(1)	The Registrant hereby undertakes to suspend the offering of its common stock until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10% from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3)	The Registrant hereby undertakes, in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering.

(4) The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)	to file, in connection with any offering of securities, a post-effective amendment to the registration statement under Rule 462(d) to include as an exhibit a legal opinion regarding the valid issuance of any shares of common stock being sold.

(c)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(d)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(e)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of this Registration Statement or made in a document incorporated or deemed incorporated by reference into this Registration Statement or prospectus that is part of this Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this Registration Statement or prospectus that was part of this Registration Statement or made in any such document immediately prior to such date of first use; and

(f)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act; (ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(g)	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of the Registrant are trading below its net asset value and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (b) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

(5) The Registrant hereby undertakes:

(a)	for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Farmington, and State of Connecticut, on the 23rd day of March, 2012.

Horizon Technology Finance Corporation

By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr.

Title:	Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities set forth below on March 23, 2012. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name		Title

/s/ Robert D. Pomeroy, Jr. Robert D. Pomeroy, Jr.		Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

/s/ Christopher M. Mathieu Christopher M. Mathieu		Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Gerald A. Michaud		President and Director

* David P. Swanson		Director

* James J. Bottiglieri		Director

* Edmund V. Mahoney		Director

* Brett N. Silvers		Director

* Christopher B. Woodward		Director

*By:	/s/ Robert D. Pomeroy, Jr. Attorney-in-fact